FULBRIGHT & JAWORSKI L
A REGISTERED LIMITED LIABILITY PARTNERSH
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM


06016088

JGABEL@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3072

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

August 11, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

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SEC MAIL PROCESSING RECEIVED AUG 3 2006 WASH. D.C. 152 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
AUG 18 2006
THOMSON FINANCIAL

45812922.1




SEC MAIL PROCESSING
RECEIVED
AUG 1 3 2006
WASH, D.C. 152 SECTION

<u>**Press Release**</u>

FJH receives follow-up order from Clerical Medical

- **Implementation of the FJA TBF Server successfully introduced**
- **Successful cooperation to continue – follow-up order placed**

Munich, 09 August 2006 – Insurance consultancy and software specialist FJH AG has announced receipt of a follow-up order from Clerical Medical European Financial Services B.V. This order includes the further expansion of the platform for the combined products of British company Clerical Medical Insurance (part of HBOS Group) and occupational disability insurance company Heidelberger Leben (formerly MLP Leben), which has received multiple commendations from rating agencies. Following the merger of Clerical Medical Insurance and Heidelberger Leben, this opportunity for combined insurance services means end customers now have the best of both worlds: a classic German insurance business combined with a British company specialising in yield-oriented investments and valuable guarantees. As part of the expansion of the merger, FJH AG is to receive a large follow-up order seamlessly linked to the successful introduction of the FJA TBF Server. By using the actuarial core system from the FJA Life Factory ® that has already been in successful operation at Heidelberger Leben for many years, the customer is assured a stable, specialised and high-tech system component.

David Swayne, Head of IT International at Clerical Medical confirms: "FJH AG has met all our expectations regarding the project fulfilment and has precisely complied with the time requirements. This has made it a double success that supports our growth strategy by enabling rapid business start-up. We have therefore decided to expand the tried-and-tested cooperation by working with FJH again on the follow-up project."

Thomas Junold, Director of FJH AG: "This proves once again that our products can be implemented quickly and flexibly, that they can also be used in an international environment, and that they offer an excellent basis for cooperation with our customers. We would like to thank Clerical Medical for the trust they have put in us and are delighted to be offered another challenging opportunity by a valued customer."




SEC MAIL PROCESSING
RECEIVED
AUG 1 3 2006
WASH, D.C. 152 SECTION

Pressemitteilung

FJH erhält Folgeauftrag von Clerical Medical

- **Implementierung des FJA TBF Servers erfolgreich eingeführt**
- **Erfolgreiche Zusammenarbeit wird fortgesetzt – Folgeauftrag erteilt**

München, 9. August 2006 - Das auf die Versicherungsbranche spezialisierte Beratungs- und Softwareunternehmen FJH AG gibt einen Folgeauftrag von der Clerical Medical European Financial Services B.V. bekannt. Mit dem Auftrag wird die Plattform für die kombinierten Produkte der britischen Clerical Medical Insurance (Teil der HBOS-Gruppe) - mit der mehrfach von Rating-Agenturen ausgezeichneten Berufsunfähigkeitsversicherung der Heidelberger Leben (vormals MLP Leben) weiter ausgebaut. Nach dem Zusammenschluss von Clerical Medical Insurance und Heidelberger Leben bietet diese Kombinationsmöglichkeit den Endkunden das Beste aus zwei Versicherungswelten: Klassisches deutsches Versicherungsgeschäft kombiniert mit der britischen Spezialität renditeorientierter Anlage und werthaltigen Garantien. Im Rahmen der Erweiterung der Zusammenführung erhält die FJH AG einen großen Folgeauftrag, der nahtlos an die erfolgreiche Einführung des FJA TBF Servers anschließt. Durch Verwendung des aktuariellen Kernsystems aus der FJA Life Factory ®, das bereits seit vielen Jahren erfolgreich bei der Heidelberger Leben im Einsatz ist, kann dabei auf einer stabilen fachlichen und technischen Systemkomponente aufgesetzt werden.

David Swayne, Head of IT International, von Clerical Medical bestätigt: „Die FJH AG hat all unsere Erwartungen in Bezug auf den Projekterfolg erfüllt und die zeitlichen Vorgaben exakt eingehalten. Es ist also eine doppelte Punktlandung, die unsere Wachstumsstrategie dank der Möglichkeit einer zügigen Geschäftsaufnahme unterstützt. Deshalb haben wir uns entschieden, die praxiserprobte Zusammenarbeit auszubauen und gemeinsam mit FJH das Folgeprojekt zu bestreiten."

Thomas Junold, Vorstand der FJH AG: „Es beweist einmal mehr, dass unsere Produkte kurzfristig und flexibel auch im internationalen Umfeld einsetzbar sind und eine hervorragende Grundlage in der Zusammenarbeit mit unseren Kunden bieten. Wir danken Clerical Medical für das in uns gesetzte Vertrauen und freuen uns darauf, den weiterhin hohen Ansprüchen unseres Kunden gerecht zu werden."



Über Clerical Medical European Financial Services:

Clerical Medical wurde im Jahr 1824 gegründet und ist heute Teil der börsennotierten HBOS-Gruppe (Halifax Bank of Scotland), die derzeit für 22 Mio. Kunden Vermögenswerte in Höhe von 740 Mrd. Euro verwaltet (Stand: Dezember 2005). Clerical Medical hat sich auf die Bereiche Produkte für die Altersvorsorge und internationale Kapitalanlagen für private wie institutionelle Investoren spezialisiert. Die Rating-Agentur Standard & Poor's bewertet Clerical Medical seit 1999 mit AA, Moody's seit 1997 mit Aa2 und Fitch seit 2004 mit AA. Seit 1995 bietet Clerical Medical seine Produkte in Deutschland an.

Die exklusive Unterstützung des Vertriebs der Vorsorgelösungen von Clerical Medical sowie Heidelberger Leben - beide Teil der HBOS-Gruppe - wird von CMH Vertriebs Service übernommen.

Über FJH:

Die FJH AG ist ein führendes Beratungs- und Softwarehaus für die Versicherungsbranche. Kern des Softwareangebots von FJH ist die FJA Life Factory ®, mit der Versicherungsprodukte entwickelt, vertrieben und verwaltet werden können. Hinzu kommen weitere Bestandsverwaltungssysteme, Software für das Prozess- und Dokumentenmanagement, Systeme für das Asset Liability Management und die Unternehmenssteuerung sowie ein breites Dienstleistungsangebot. Dies reicht von der Entwicklung von Individuallösungen und dem Testen von Software über die Datenmigration bis hin zur aktuariellen Beratung.

In Deutschland zählt FJH etwa die Hälfte aller Lebensversicherer zu den langjährigen Geschäftspartnern. Weltweit ist Software von FJH für 26 Länder auf fünf Kontinenten im Einsatz, unter anderem in Russland, den USA und Australien.

Zurzeit beschäftigt die FJH Gruppe mit Hauptsitz in München und Standorten in Hamburg, Köln und Stuttgart sowie Tochtergesellschaften in der Schweiz, in Österreich, in den USA und in Slowenien rund 520 Mitarbeiter.
FJH wurde 1980 gegründet, im Februar 2000 erfolgte der Börsengang. Seit 2003 ist das Unternehmen im Prime Standard notiert.

Weitere Informationen über:

FJH AG, Ragna Strutz, Leiterin Public Relations / Investor Relations, Elsenheimerstraße 65, 80687 München,
Telefon 089 769 01 517, Telefax 089 769 01 606, E-Mail ragna.strutz@fjh.com